Exhibit 99.1
Rio Tinto plc
5 Aldermanbury Square
London
EC2V 7HR
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Energy Resources of Australia Ltd — Fourth Quarter Operations Review (unaudited)
15 January 2008
Ranger

		vs Q4	vs Q3	12 mths	vs 12 mths
	Q4 07	06	07	07	06
Ore Mined (tonnes)	764,372	-51%	+9%	2,926,950	-11%
Ore Milled (tonnes)	484,333	-13%	+1%	1,924,427	-7%
Mill Head Grade (%)	0.36	+5%	+16%	0.31	+23%
Mill Recovery (%)	89.2	+2%	+1%	88.2	+1%
Production — U3O8
— tonnes	1,553	-7%	+14%	5,412	+14%
— 000 lbs	3,423			11,931
Improved operational performance and an increase in grade of ore mined resulted in full year production in 2007 of 5,412 tonnes, 14 per cent higher than 2006. The 2007 annual production is the second highest annual production on record for the Ranger mine.
The exceptionally heavy rainfall at the Ranger mine in the March quarter of 2007 resulted in an elevated water level in the operational pit, preventing access to higher grade ore. ERA successfully deployed a number of strategies to increase the rate of water removal from the operational pit. This resulted in an increase in the grade of ore as the higher grade was located towards the bottom the pit.
Drummed production of 1,553 tonnes of uranium oxide in the fourth quarter of 2007 was 14 per cent higher than the third quarter of 2007 due largely to the higher mill head grade. This was a result of the higher grade ore mined in the bottom of the pit. Ore milled was one per cent higher than in the third quarter of 2007.
Ore mined was nine per cent higher than in the third quarter of 2007 as a result of improved access due to the lowering of water levels in the pit. The pit was essentially emptied of water in November. Mining is now focused on stockpiling sufficient ore to lessen the impact on future production should the wet season be unusually heavy.
ERA met all delivery commitments by the end of 2007 resulting in sales of 5,324 tonnes (2006: 5,760 tonnes). Force majeure, declared after the February/March weather event, has now been lifted. Subject to experiencing a normal wet season, production should be restored to more normal levels in 2008.
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ERA’s average contractual sales price is only partially influenced by the spot market due to the portfolio of contracts containing a range of pricing mechanisms entered into when the uranium oxide market was considerably weaker. The spot market price at the end of December was US$89.50 per pound (December 2006: US$72.00 per pound). The average realised sales price of uranium oxide for the year was US$25.06 per pound (2006: US$18.36/lb per pound).
Exploration and evaluation
During the quarter, the exploration and evaluation program focused on infill drilling to support the previously announced pre-feasibility study (PFS). Expenditure on exploration and evaluation for 2007 was $14.1 million (2006: $7.2 million), including $4.6 million in the fourth quarter. Exploration during the fourth quarter focused on the evaluation of the uranium resource contained within the carbonate hosted Lower Mine Sequence (LMS) below the current Ranger Pit 3 final pit shell. This drilling will form the basis of ongoing studies into the first quarter of 2008.
Vicinity of Ranger’s current operating pit
Ranger 3 mineralisation is known to extend ‘down dip’ to the east of the current pit and has been the focus of exploration efforts in previous quarters. In the fourth quarter, the emphasis of the drilling program shifted to the location of current pit operations in order to test the LMS hosted uranium mineralisation. Both areas of mineralisation have potential to be exploited with further expansions to mining operations.
Figure 1 shows the location of all holes drilled in 2006 and 2007. A total of 66 holes were completed during the quarter in the vicinity of the current pit for a total of 16,281metres (10,571 metres RC metres and 5,710 diamond drilled metres).
Figure 1: Ranger 3 drilling locations
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Table 1: Significant intersects in the PFS Area

	Depth (m)		Interval
Hole ID	From	To	(m)	%eU3O8
S3PD771	51	57	6	0.26
S3PD795	251	262	11	0.49
893	39	50	11	0.13
893	77	84	7	0.25
893	87	92	5	0.38
893	203	217	14	0.12
893	250	268	18	0.16
896	58	76	18	0.10
896	264	281	17	0.25
901	0	5	5	0.38
901	81	92	11	0.16
901	96	111	15	0.33
901	322	329	7	0.28
907	330	336	6	1.44
908	136	147	11	0.20
Note: All intersections were determined using a 0.08% U3O8 cut-off at a minimum five metres composite, including a maximum of two metres of non mineralised internal material. Intersections are down-hole lengths and the true width of the intersections has not been calculated
At Ranger 3, extensive reinterpretation of the deposit geology has highlighted the potential for significant mineralisation to occur at depth, north of the previously drilled Ranger 3 Deeps holes. Several historic holes drilled in this area returned intercepts of up to 13m with grades to 0.55% U3O8. After the completion of the PFS drilling, the focus of exploration in 2008 will move to this zone.
Ranger Project Area Lease Exploration
During the quarter, studies have indicated that the application of the seismic modelling technique has the potential to detect structures that control and host uranium mineralisation. Orientation surveys are currently planned at Ranger 3 to confirm the modelling results and refine the technique. If successful, seismic surveys will be applied at Ranger 18 East and other prospective areas within the RPA to focus the 2008 drilling programs more effectively.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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